Mail Stop 3561

      							June 27, 2005

Via U.S. Mail and Fax (610-825-9266)
Mr. David C. Bryan
President and Chief Executive Officer
Integrated Data Corp.
625 W. Ridge Pike, Suite C-106
Conshohocken, PA  19428

	RE:	Integrated Data Corp.
      Form 10-K for the Fiscal Year ended June 30, 2004
		Filed September 28, 2004

Form 10-Q for the Fiscal Quarters ended September 30, 2004,
December
31, 2004, and March 31, 2005
		File No. 0-31729

Dear Mr. Bryan:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

							Sincerely,



							Larry Spirgel
							Assistant Director


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Mr. David C. Bryan
Integrated Data Corp.
March 22, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE